Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this combined Prospectus that is part of Post-Effective Amendment No. 2 to Registration Statement No. 333-125643 and Post-Effective Amendment No. 14 to Registration Statement No. 333-107066 of Wells Real Estate Investment Trust II, Inc. of our report dated January 6, 2006 related to the statement of revenues over certain operating expenses of the LakePointe 5 Building for the year ended December 31, 2004, our report dated January 6, 2006 related to the statement of revenues over certain operating expenses of the 5 Houston Center Building for the year ended December 31, 2004, and our report dated February 13, 2006 related to the statement of revenues over certain operating expenses of the Tampa Commons Building for the year ended December 31, 2004, appearing in the combined Prospectus and to the reference to us under the heading “Experts” in such combined Prospectus.

/s/ FRAZIER & DEETER, LLC

Atlanta, Georgia

April 10, 2006